Exhibit 99.3

Notice of annual meeting of common shareholders of Algonquin Power & Utilities Corp.

Business of the annual meeting
of common shareholders

At the meeting, shareholders of Algonquin Power & Utilities Corp. (the “Corporation”) will be asked to:

1.	Receive the financial statements of the Corporation as at and for the year ended December 31, 2024 and the report of the auditor on the statements;

2.	Re-appoint Ernst & Young LLP as the auditor of the Corporation for the ensuing year;

3.	Elect directors for the ensuing year;

4.
Consider and, if thought fit, pass a resolution (the full text of which is set out on page 17 of the accompanying Management Information Circular (the “Circular”)) approving the continuation, amendment, and restatement of the Corporation’s shareholder rights plan;

5.
Consider and, if thought fit, pass an advisory resolution (the full text of which is set out on page 18 of the Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular; and

6.	Consider any other business that may be properly brought before the meeting or any adjournment or postponement thereof.

By order of the Board of Directors,

D. Randall Laney Chair of the Board of Directors April 24, 2025	When Tuesday, June 3, 2025 at 10:00 a.m. (Eastern Time)	Where Royal Bank Plaza, North Tower 200 Bay Street, Suite 1600 Toronto, Ontario, M5J 2T6